
INVEST IN LUNAR HELIUM-3 MINING

$5 Million Reg CF Offering

Unlock the potential of the Moon! Invest in **Lunar Helium-3** sustainable lunar mining operation.

INVEST NOW

$1,000
Min. Investment

$1
Share Price

*Added fee of 3% per investment transaction

Form C   Offering Circular   Investor Education



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PROBLEM

The World Needs **Truly Clean Energy**

Pushing for "green energy" isn't enough. Even "green" solutions like EVs rely on fossil fuel power plants. With 90% of the world's electricity coming from climate-destroying fossil fuels[1], we need to rethink power entirely. Nuclear fusion is the only clean, sustainable solution with the potential to power the earth for centuries. But there's just one problem: The optimal fuel for fusion, Helium-3, is mainly found on the moon.






OPPORTUNITY

Unlocking the Potential of Helium-3

While scarce on Earth, the moon has up to **1 million tons of Helium-3**[2]. We're aiming to mine Helium-3 directly from the moon's surface using our innovative, non-invasive mining technologies tailored to the lunar environment. We believe this is the future of global energy, and you have an opportunity to invest in it.


FOUNDING STORY

The Only Scientist with This Knowledge

With a military background as an F-16 flight surgeon and advanced degrees in Aerospace Engineering, Planetary Geology, Engineering Mining, and Space Business, as well as Aerospace Medicine and Flight Test Engineering, our CEO and Chief Engineer, Chris Salvino, possesses a unique blend of expertise. He is currently engaged in ongoing Ph.D. research in lunar Helium-3 mining. With this diverse skill set, he might be the only person capable of mining Helium-3 from the moon, thereby powering the world with cleaner nuclear energy for decades to come.

MISSION & VISION

The Future of **Helium-3 Extraction**

Our mission is clear: Provide Helium-3 fuel from moon mining for future world-wide nuclear fusion reactors.

Very soon, nuclear fusion will replace fission and fossil fuels as the world's first true green energy source. More than 40 countries have spent billions of dollars on commercial nuclear fusion reactor development[3], and very few are focusing on sourcing the ultra-rare fuel source Helium-3. Our vision at LH3M is to develop a viable and profitable method of supplying Helium-3 for Earth based commercial fusion reactors.




HOW IT WORKS

A **Cleaner Way** to Nuclear Energy

Nuclear fusion is a cleaner, safer, and higher-yield energy solution than what's used at most plants today. As the world pivots toward fusion, we're on a mission to supply the ideal fuel to make it happen: Helium-3.

How Do We Get Helium-3?

Helium-3 comes from the sun. But because it gets caught in Earth's atmosphere, Helium-3 can't be made or mined here. The moon, however, has no atmosphere—and with an estimated 1 million tons of Helium-3, it could help fuel Earth-based fusion reactors for hundreds of years.

How Is Helium-3 Regulated?

Since Helium-3 can't explode and has no real waste to store, we predict regulations will be markedly less than today's nuclear fission reactors, allowing for an abundance of future commercial fusion reactors.

How Much Energy Can Helium-3 Produce?

The power potential behind Helium-3 fusion reaction is virtually limitless. We expect it will produce more energy than any other possible less-desirable fusion fuel source. Helium-3 gives us a clear path to a cleaner, more efficient fusion reaction.


TRACTION

Proven Progress,
Promising Future

In just one year, we've:

- 🌐 Filed 7 patent applications related to Helium-3 extraction technologies.
- 🌐 Applied for a NASA grant to pioneer new lunar mining methods.
- 🌐 Formed a world-class team of experts from aerospace, nuclear physics, and engineering fields.

Our strategic steps forward have set the stage for rapid growth and technological breakthroughs. Join us while we're still on the ground.



Fellow.app




MARKET

A **$40 Trillion Market** at Your Fingertips

The nuclear fusion market is projected to explode to a staggering $40 *trillion*[4] as fusion becomes a more viable energy source. With nearly every fusion reactor requiring Helium-3, we're on a mission to supply this critical resource. This is a unique opportunity to capitalize on this unprecedented market growth.


LH3M
PROBLEM / OPPORTUNITY
HOW IT WORKS
ROADMAP
ABOUT
PERKS
FAQ
INVEST NOW
Download our investor brief
The future is out of this world: Explore investment opportunities in Lunar Helium-3 moon mining venture.
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SUBMIT
USE OF FUNDS
Our Moon Mission Roadmap
Your investment will accelerate our progress toward mining possibly the


Our Moon Mission **Roadmap**

Your investment will accelerate our progress toward mining possibly the most revolutionary fuel known to mankind.

2024

Expand our patent portfolio and refine mining technologies.

2025

Strategic addition to our patent portfolio. Increase our technical team. Explore key partnerships.

BEYOND

Initiate full-scale lunar mining operations with strategic aerospace partners.


TEAM

Unmatched Expertise and Revolutionary Technology

As CEO and Chief Engineer of LH3M, Dr. Chris Salvino's diverse education and extensive work experience in aerospace engineering, planetary geology, space studies, flight science, mining engineering, and medicine position him to lead the team in developing a practical and commercially viable method for extracting lunar Helium-3 for fusion power on Earth. With master's degrees in aerospace engineering and Flight Test Engineering from the National Test Pilot School. Chris brings hands-on expertise in aerospace systems and challenging environments.

Moreover, his background in Aerospace Medicine and experience as a military (F-16 Fighting Falcon) flight surgeon, coupled with his role as a trauma/critical care surgeon, provide valuable insight into the health impacts on humans of space travel. Additionally, a Master's in Space Studies has given him essential space business and policy knowledge. With advanced degrees in Planetary Geology and Engineering Mining, as well as ongoing Ph.D. research focused on lunar Helium-3 mining, Dr. Salvino ensures LH3M's operations are both technologically feasible and focused on risk reduction. Finally, his experience as both a team leader and member are useful in guiding LH3M into an industry yet to be developed.



Chris Salvino
CEO and Founder

- Patent related: 6 issued and 23 pending
- Lunar Helium-3 Mining, CEO and Chief Engineer
- Daedalus Aerospace, Flight Test Engineer & Flight Surgeon





Chris Salvino
CEO and Founder

- Patent related: 6 issued and 23 pending
- Lunar Helium-3 Mining, CEO and Chief Engineer
- Daedalus Aerospace, Flight Test Engineer & Flight Surgeon
- Learjet corporate jet pilot
- Aerobatic, instrument, multi-engine & commercial certification
- Prior military Lieutenant Colonel and F-16 Flight Surgeon
- Military deployments to Antarctica (2)
- Mars simulation team member - Devon Island, Canada
- Medical Director of an emergency medical transport company (helicopters)
- 10 Years experience CEO and Chief Engineer of Sharp Medical Products
- 30 Years experience as a trauma surgeon and director
- Volunteer surgeon – Kenya, Bolivia, Mexico, Somalia & Guatemala
- FAA medical director
- > 250 Scientific presentations
- > 40 Research studies/grants/posters/publications

Education:

- BS Biology – University of Notre dame
- BS Engineering – Kennedy-Western University
- MD – Loyola Medical School
- General surgery and trauma fellowship – Loyola University
- MS Aerospace Medicine – Wright State University





LH3M
LUNAR HELIUM-3 MINING, LLC

PROBLEM / OPPORTUNITY HOW IT WORKS ROADMAP ABOUT PERKS FAQ INVEST NOW

- > 250 Scientific presentations
- > 40 Research studies/grants/posters/publications

Education:

- BS Biology – University of Notre dame
- BS Engineering – Kennedy-Western University
- MD – Loyola Medical School
- General surgery and trauma fellowship – Loyola University
- MS Aerospace Medicine – Wright State University
- MT Flight Test Engineering – National Test Pilot School
- MS Planetary Geology – Arizona State University
- MS Space Studies – University of North Dakota
- MS Engineering Mining – University of Arizona
- MS Aerospace Engineering – University of Colorado/Boulder
- PhD Engineering Mining (research lunar Helium-3 mining) – University of Arizona (2025)



LH3M
LUNAR HELIUM-3 MINING, LLC

PROBLEM / OPPORTUNITY | HOW IT WORKS | ROADMAP | ABOUT | PERKS | FAQ | INVEST NOW

PERKS

Get Investor Exclusives

- **Invest within the first month → 5% Bonus Shares**
- **Invest within the next month → 2% Bonus Shares**

Extensions

First 30 days begins on the day this offering is launched (the "Launch Date") through 11:59 pm Pacific Standard Time ("PST"). The "First 60 days" begins at the conclusion of the First 30 days, and ends at 11:59 pm Pacific Standard Time ("PST") on the 60th day following the Launch Date.

Invest $2,500	Invest $5,000	Invest $10,000	Invest $25,000	Invest $100,000
3% Bonus Shares	6% Bonus Shares	9% Bonus Shares	12% Bonus Shares	15% Bonus Shares
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FAQs

⌃ Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

⌃ How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

⌃ How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.



PROBLEM / OPPORTUNITY   HOW IT WORKS   ROADMAP   ABOUT   PERKS   FAQ   **INVEST NOW**

^ **What are the tax implications of an equity crowdfunding investment?**

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

^ **Who can invest in a Regulation CF Offering?**

Individuals over 18 years of age can invest.

^ **What do I need to know about early-stage investing? Are these investments risky?**

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

^ **When will I get my investment back?**

The Membership Units of Lunar Helium - 3 (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets


When will I get my investment back?

The Membership Units of Lunar Helium - 3 (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities

- An accredited investor

- A family member (child, stepchild, grandchild, parent, stepparent, grandparent,


⌃ **Exceptions to limitations on selling shares during the one-year lockup period:**

In the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities

- An accredited investor

- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

⌃ **What happens if a company does not reach their funding target?**

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

⌃ **How can I learn more about a company's offering?**

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

⌃ **What if I change my mind about investing?**

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing


⌃ **What if I change my mind about investing?**

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

⌃ **How do I keep up with how the company is doing?**

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

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LH3M
LUNAR HELIUM-3 MINING, LLC

PROBLEM / OPPORTUNITY HOW IT WORKS ROADMAP ABOUT PERKS FAQ INVEST NOW

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1 - https://www.eesi.org/topics/fossil-fuels/description#:~:text=Fossil%20fuels%E2%80%94including%20coal%2C%20oil,percent%20of%20the%20world's%20energy
2 - https://www.nasa.gov/directorates/stmd/space-tech-research-grants/harnessing-power-from-the-moon/
3 - https://www.fusionindustryassociation.org/wp-content/uploads/2023/07/FIA%E2%80%932023-FINAL.pdf
4 - https://www.bloomberg.com/professional/insights/trading/nuclear-fusion-market-could-achieve-a-40-trillion-valuation/